December 23, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Max Capital Group Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 1, 2009
File No. 000-33947

Ladies and Gentlemen:

Set forth below are the responses of Max Capital Group Ltd. (the “Company” or “we”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 11, 2009 with respect to the Form 10-K for the fiscal year ended December 31, 2008, as amended by Form 10K/A for the fiscal year ended December 31, 2008 filed April 1, 2009, each referenced above.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Form 10-K or Form 10-K/A, unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Form 10-K or Form 10-K/A. All numbers are in thousands except where noted otherwise and except for per share data.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures

Part B – Internal Control Over Financial Reporting, page 99

1.	Please revise your Annual Report on Internal Control over Financial Reporting to include the language required by paragraph a(4) of Item 308 of Regulation S-K.

MAX CAPITAL GROUP LTD.
MAX HOUSE, 2 FRONT STREET
HAMILTON HM 11, BERMUDA
P.O. BOX HM 2565
HAMILTON HM KX, BERMUDA
T 441 295 8800 F 441 295 8899	BERMUDA	IRELAND	UNITED STATES
www.maxcapgroup.com

In future filings, we will include in our Annual Report on Internal Control over Financial Reporting the following language:

“The attestation report issued by our independent registered public accounting firm, KPMG, on our assessment of our internal control over financial reporting is included on page __.”

2.	Please disclose any change or state, if true, there were no changes in your internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to paragraph of Item 308 of Regulation S-K.

We have evaluated whether there were any changes in our internal control over financial reporting during the three months ended December 31, 2008 that materially affected, or would have been reasonably likely to materially affect, the company’s internal control over financial reporting. Based upon our evaluation, we believe that there was no such change during the three months ended December 31, 2008. We will include similar disclosure in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 1, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 9

3.	We note that you have listed “individual responsibilities and performance expectations” as a factor considered by the company’s compensation committee in establishing 2008 base salaries for the named executive officers. To the extent the performance expectations are predefined and communicated to the named executive officers, please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing such performance expectations for each NEO. Also, please confirm that you will discuss the following in your next Compensation Discussion and Analysis section:

•	the level of achievement of each of the NEO’s individual responsibilities and expectations;

•	each NEO’s level of achievement of each of the other factors listed on Page 9 as considered by the committee; and

•	how such levels of achievement ultimately affected the base salary increase awarded to each NEO.

As discussed on December 22, 2009 with Ms. Laura Crotty of the Staff, the Company respectfully requests until January 12, 2010 to respond to this question.

Bonuses, page 10

4.	We note your statement on page 10 that the company’s performance versus peer companies and the attainment of strategic objectives are two of the financial metrics evaluated by the compensation committee in making bonus determinations. Please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing each of the strategic objectives considered and confirm that you will discuss the level of achievement of each of these strategic objectives as well as the company’s performance versus peer companies in your next Compensation Discussion and Analysis section.

As discussed on December 22, 2009 with Ms. Laura Crotty of the Staff, the Company respectfully requests until January 12, 2010 to respond to this question.

5.	Please confirm that you will disclose the “company score” and “available pool” in your next Compensation Discussion and Analysis section pertaining to the 2009 fiscal year.

As discussed on December 22, 2009 with Ms. Laura Crotty of the Staff, the Company respectfully requests until January 12, 2010 to respond to this question.

Departmental Performance. Page 10

6.	Please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing each of the department-level goals and objectives which affect the allocation of the bonus pool across departments. Also, please confirm that you will discuss in your next Compensation Discussion and Analysis section the level of achievement of each of the objectives and how such achievement affected the available pool for bonus awards to all employees and the specific bonuses awarded to each named executive officer.

As discussed on December 22, 2009 with Ms. Laura Crotty of the Staff, the Company respectfully requests until January 12, 2010 to respond to this question.

Individual Performance. Page 11

7.

We note your statement on page 11 that named executive officers’ individual performance is assessed based on certain key corporate goals, including each NEO’s “personal contribution to short-term and long-term business results” and the “successful execution of key strategic objectives.” Please provide draft disclosure to be included in your next Compensation Discussion and Analysis section disclosing each of the named executive officer’s key strategic objectives and confirm that you will discuss the level of achievement of each and how such achievement affected compensation awarded. Also, please include a discussion of how the committee evaluates each named executive officer’s “personal contribution to short-term and long-term business results.”

As discussed on December 22, 2009 with Ms. Laura Crotty of the Staff, the Company respectfully requests until January 12, 2010 to respond to this question.

Certain Relationships and Related Transactions. Page 44

8.	Please file as an exhibit the insurance management agreement pursuant to which the company received $800,000 in fees from Grand Central Re in the year ended December 31, 2008.

As requested, we will file the insurance management agreement as an exhibit to our 2009 Annual Report on Form 10-K.

*    *    *    *

In addition, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (441) 294-2251 with any questions or comments regarding any of the foregoing.

Very truly yours,
/s/ Joseph W. Roberts
Joseph W. Roberts
Executive Vice President
Chief Financial Officer